UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2007

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Sequa Corporation

(Exact name of registrant as specified in its charter)

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Delaware	**1-804**	**13-1885030**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

200 Park Ave.
New York, New York 10166
(Address of principal executive offices)

(212) 986-5500
(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

On July 8, 2007, Sequa Corporation (the "Company"), entered into an Agreement and Plan of Merger, dated July 8, 2007 (the "Merger Agreement"), with Blue Jay Acquisition Corporation, a Delaware corporation ("Blue Jay"), and Blue Jay Merger Corporation, a Delaware corporation and wholly owned subsidiary of Blue Jay ("Merger Co"), with the Company surviving the merger as a wholly owned subsidiary of Blue Jay (the "Merger") pursuant to which Blue Jay would acquire the Company (the "Acquisition," and together with the Merger, the "Transactions").   Blue Jay and Merger Co are entities owned by The Carlyle Group ("Carlyle" or the "Sponsor"). See "The Transaction" in this Current Report on Form 8-K. Unless the context requires otherwise, the terms "Sequa," the "Company," "we," "our" and "us" refer to the Company and its consolidated subsidiaries following the Merger.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the plans, intentions and expectations reflected in or suggested by the forward-looking statements. These statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed or implied in such forward-looking statements. Risk factors, cautionary statements and other conditions which could cause the Company's actual results to differ from management's current expectations are contained in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any statement to reflect events or circumstances that may arise after the date of this Current Report on Form 8-K, except as required by securities laws.

As provided in General Instruction B.2 of Form 8-K, the information contained in this Current Report on Form 8-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing. Furnishing this information, we make no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Non-GAAP Financial Measures

We have included certain financial measures in this Current Report on Form 8-K not required by, nor in accordance with, generally accepted accounting principles in the United States ("U.S. GAAP"). These include EBITDA (which is earnings before interest, taxes, depreciation and amortization) and Pro Forma Adjusted EBITDA. Our use of the terms EBITDA and Pro Forma Adjusted EBITDA in this Current Report on Form 8-K may vary from the use of similar terms by others in the industries in which we do business, limiting these measures' usefulness for comparative purposes. EBITDA and Pro Forma Adjusted EBITDA are not prepared with a view towards compliance with published guidelines of the SEC and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with U.S. GAAP, as measures of operating performance, as alternatives to operating cash flows or as a measure of liquidity. We believe that the presentation of these measures enhances investors' understanding of our financial performance, and we use EBITDA for business planning purposes and in measuring our performance, and Pro Forma Adjusted EBITDA in assessing our covenant compliance under our debt agreements, as well as our ability to incur additional debt, which affects our liquidity. We believe that EBITDA is also useful in assessing our ability to generate cash from operations sufficient to service debt, to pay taxes and to make research and development and capital expenditures. Pro Forma Adjusted EBITDA is EBITDA adjusted for certain costs, as well as for various other items set forth in the definitions used in calculating covenant compliance under the indenture governing the notes and our new senior secured credit facilities.

EBITDA and Pro Forma Adjusted EBITDA and the related ratio data presented herein have limitations as analytical tools, and you should not consider these items in isolation, or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these limitations are:

- EBITDA and Pro Forma Adjusted EBITDA:

- exclude certain tax payments that may represent a reduction in cash available to us;

- do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

- do not reflect changes in, or cash requirements for, our working capital needs;

- do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, including the notes; and

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Pro Forma Adjusted EBITDA do not reflect the cash requirements for such replacements.

In addition, in calculating Pro Forma Adjusted EBITDA, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. These adjustments:

- exclude on a pro forma basis certain historical costs and expenses including: corporate overhead costs associated with being a public company; certain non-recurring charges, expenses and income; costs associated with the start-up of new facilities; costs that we expect to eliminate as the result of the implementation of cost-saving initiatives, headcount reductions, and business optimization; certain noncash expenses related to restricted stock grants and certain management fees paid to the Sponsor (as defined herein); and

- give effect on a pro forma basis to EBITDA margins expected to be realized under a contract that we recently entered into and for certain recent acquisitions.

Because of these limitations, among others, our EBITDA and Pro Forma Adjusted EBITDA measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

For additional details on the adjustments reflected in Pro Forma Adjusted EBITDA, see "Summary Historical and Unaudited Pro Forma Consolidated Financial Information" and "Risk Factors—The pro forma financial information in this Current Report on Form 8-K may not be reflective of our operating results and financial conditions following the Transactions and we may be unable to achieve anticipated cost savings and other benefits."

Industry and Market Data

Certain market, ranking and industry data included in this Current Report on Form 8-K, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our products and services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management's knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. You should not place undue reliance on them as estimates are inherently uncertain. Additionally, we have cited information compiled by certain industry sources and third parties. The reference to AeroStrategy is to AeroStrategy Management Consulting, a consulting firm, whose report analyzing the Parts Manufacturing Approval market is referenced herein and was published on March 28, 2007. References for CSP Associates are to CSP Associates Inc., a consulting firm specializing in the aerospace and defense industries, whose report on the aeroengine maintenance, repair and overhaul industry is referenced herein and was commissioned by The Carlyle Group in connection with the Acquisition (as defined herein) and made available to us. Neither we nor the initial purchasers have independently verified data from these sources or obtained third party verification of market share data and do not guarantee the accuracy or completeness of this information. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products and services.

The Company is furnishing the following information regarding its business:

Recent Developments

Chromalloy Gas Turbine Corporation, a wholly-owned subsidiary of the Company ("Chromalloy"), recently entered into a ten-year aftermarket collaboration agreement with Delta Air Lines, Inc. ("Delta"), pursuant to which Chromalloy will be the exclusive provider of certain repair services and Parts Manufacturing Approval ("PMA") parts for the airline's CFM56-5 and CFM56-7 engines and those of its third-party customers. We estimate that this agreement will generate in excess of $1 billion of revenue over its term.

Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The following table sets forth our summary historical financial information and summary unaudited pro forma consolidated financial information for the periods and dates indicated. The following information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and the consolidated audited and unaudited interim financial statements of our business and notes thereto included elsewhere in this Current Report on Form 8-K, as well as the other financial information included in this report.

The summary historical financial information as of December 31, 2004, 2005 and 2006 and September 30, 2006 and 2007, for each of the years ended December 31, 2004, 2005 and 2006 and for the nine month periods ended September 30, 2006 and 2007 have been prepared in accordance with U.S. GAAP. The balance sheet data as of December 31, 2004, 2005 and 2006 and the statement of income and cash flow data for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements of our business included elsewhere in this Current Report on form 8-K. The balance sheet data as of September 30, 2006 and 2007 and the statement of income and cash flow data for the nine month periods ended September 30, 2006 and 2007, are derived from the unaudited interim consolidated financial statements of our business included elsewhere in this Current Report on form 8-K. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

The summary unaudited pro forma consolidated financial information for the twelve month period ended September 30, 2007, has been calculated by subtracting the unaudited pro forma statement of operations for the nine months ended September 30, 2006 from the unaudited pro forma statement of operations for the year ended December 31, 2006 and then adding the unaudited pro forma statement of operations for the nine months ended September 30, 2007 included elsewhere in this Current Report on form 8-K. The summary unaudited pro forma consolidated statement of operations data has been adjusted to give effect to the Transactions as if these events occurred on January 1, 2006. The summary unaudited pro forma consolidated balance sheet data have been adjusted to give effect to the Transactions as if these events occurred as of September 30, 2007. For purposes of the presentation, pro forma adjustments give effect to events that are directly attributable to the Transactions, expected to have a continuing impact on our business and are factually supportable. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable.

The summary unaudited pro forma consolidated financial information is for information purposes only and does not purport to present what our results of operations and financial condition would have been had the Transactions actually occurred, nor does it project our results of operations for any future period or our financial condition at any future date. This information is only a summary and should be read in conjunction with other information provided in this Current Report on form 8-K.

	Historical					Pro Forma
	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30,
	2004	2005	2006	2006	2007	2007(1)
			(Dollars in thousands)			
Statement of Income Data:						
Sales	$ 1,864,063	$ 1,997,558	$ 2,183,816	$ 1,636,473	$ 1,660,046	$ 2,207,389
Costs and expenses:						
Cost of sales	1,538,448	1,626,744	1,804,807	1,356,696	1,369,722	1,817,833
Selling, general and administrative	245,742	249,771	250,103	181,310	187,971	252,626
	1,784,190	1,876,515	2,054,910	1,538,006	1,557,693	2,070,459
Operating income	79,873	121,043	128,906	98,467	102,353	136,930
Other income (expense):						
Interest expense	(72,037)	(72,293)	(72,843)	(55,884)	(50,036)	(176,149)
Interest income	4,183	5,146	8,178	6,668	2,339	3,849
Equity in income of unconsolidated joint ventures	9,767	15,592	19,420	15,923	16,399	19,896
Premium on redemption of Senior Notes	—	—	(4,343)	(4,447)	—	—
Other, net	(9,516)	(9,368)	4,480	(3,780)	(7,001)	(4,403)
	(67,603)	(60,923)	(45,108)	(41,520)	(38,299)	(156,807)
Income (loss) from continuing operations before income taxes	12,270	60,120	83,798	56,947	64,054	(19,877)
Income tax (provision) benefit	400	(14,000)	(21,631)	(18,237)	(19,796)	15,584
Income tax (provision) on repatriation of foreign earnings	—	(9,100)	—	—	—	—
Income (loss) from continuing operations	12,670	37,020	62,167	38,710	44,258	(4,293)
Income (loss) from discontinued operations, net of income taxes	6,557	(9,697)	3,439	3,439	—	—
Net income (loss)	$ 19,227	$ 27,323	$ 65,606	$ 42,149	$ 44,258	$ (4,293)
Balance Sheet Data (at period end):						
Cash and cash equivalents	$ 204,842	$ 289,218	$ 173,307	$ 145,771	$ 76,049	$ 27,120
Working capital(2)	472,029	493,535	565,432	593,954	650,145	666,590
Total assets	1,962,753	2,101,586	2,031,604	2,006,855	2,145,610	3,466,141
Total debt	798,625	928,135	764,934	768,088	742,435	1,900,000
Statement of Cash Flows Data:						
Cash flows (used in) from operating activities	$ (5,681)	$ 55,758	$ 63,971	$ 14,725	$ 24,339	
Cash flows (used in) from investing activities(3)	36,475	(76,405)	(34,865)	(16,840)	(98,719)	
Cash flows (used in) from financing activities	(15,535)	116,217	(142,835)	(140,448)	(24,701)	
Other Financial and Operating Data:						
EBITDA(4)	$ 176,247	$ 197,673	$ 234,276	$ 171,386	$ 178,647	$ 245,616
Pro Forma Adjusted EBITDA(4)						284,437
Total Pro Forma Debt to Pro Forma Adjusted EBITDA(4)(5)						6.7x
Pro Forma Adjusted EBITDA to Pro Forma interest expense(4)						1.6x

(1) For consolidated statement of income data on a pro forma basis for the twelve months ended September 30, 2007, amounts have been calculated by subtracting the unaudited pro forma statement of operations for the nine months ended September 30, 2006 from the unaudited pro forma statement of operations for the year ended December 31, 2006, and then adding the unaudited pro forma statement of operations for the nine months ended September 30, 2007. See "Unaudited Pro Forma Consolidated Financial Information" for reference to the pro forma statement of operation periods discussed.

(2) Working capital is defined as current assets net of current liabilities, excluding cash and the current portion of long-term debt.

(3) In addition to normal maintenance and growth capital expenditures, our capital expenditures of $77.3 million, $100.6 million and $76.5 million in 2005, 2006 and in the nine months ended September 30, 2007, respectively, reflect temporarily increased expenditures of $18.2 million, $38.4 million and $25.4 million, respectively, due to the following items: the purchase and overhaul of a fleet of engines related to a leasing contract at Chromalloy; investment related to the expansion of Chromalloy's ACT joint venture; the construction of Precoat's new facility in Birmingham, Alabama; the replacement of equipment
lost in a fire at a Warwick plant; and investment in ARC's new facilities in Mexico and China. We expect that the relatively high levels of capital expenditures experienced during these periods will continue into 2009, after which they will decline to more normal levels.

(4) EBITDA consists of earnings before net interest, taxes, depreciation and amortization. Pro Forma Adjusted EBITDA eliminates the impact of a number of items we do not consider indicative of our ongoing operating performance and takes into account, among other things, the impact of the Transactions on our historical financial performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. We present EBITDA and Pro Forma Adjusted EBITDA and the related ratio data because we consider these items to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industries with similar capital structures. We believe issuers of "high yield" securities also present EBITDA and Pro Forma Adjusted EBITDA and the related ratio data because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe that these items are appropriate supplemental measures of debt service capacity, because cash expenditures for interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; and depreciation and amortization are non-cash charges. In addition, we believe that Pro Forma Adjusted EBITDA is useful in assessing our covenant compliance under our debt agreements as well as our ability to incur additional debt, which affects our liquidity.

   EBITDA and Pro Forma Adjusted EBITDA and the related ratio data have limitations as analytical tools, and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

   • EBITDA and Pro Forma Adjusted EBITDA:

   • exclude certain tax payments that may represent a reduction in cash available to us;

   • do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

   • do not reflect changes in, or cash requirements for, our working capital needs;

   • do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt, including the notes;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Pro Forma Adjusted EBITDA do not reflect any cash requirements for such replacements; and

- Other companies in our industry may calculate EBITDA and Pro Forma Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Pro Forma Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Pro Forma Adjusted EBITDA only supplementally.

In addition, in calculating Pro Forma Adjusted EBITDA, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate.

In addition, in evaluating Pro Forma Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of Pro Forma Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. See "Risk Factors—The pro forma financial information in this Current Report on Form 8-K may not be reflective of our operating results and financial conditions following the Transactions and we may be unable to achieve anticipated cost savings and other benefits."

The following table reconciles net income to EBITDA and Pro Forma Adjusted EBITDA for the periods presented:

	Historical					**Pro Forma**
	Year Ended December 31,			**Nine Months Ended September 30, 2006**	**Nine Months Ended September 30, 2007**	**Twelve Months Ended September 30, 2007**
	2004	**2005**	**2006**			
			(Dollars in thousands)			
Net Income (loss)	$ 19,227	$ 27,323	$ 65,606	$ 42,149	$ 44,258	$ (4,293)
Interest expense	72,037	72,293	72,843	55,884	50,036	176,149
Interest income	(4,183)	(5,146)	(8,178)	(6,668)	(2,339)	(3,849)
Income tax provision (benefit)	(400)	23,100	21,631	18,237	19,796	(15,584)
Depreciation and amortization	89,566	80,103	82,374	61,784	66,896	93,193
EBITDA	$ 176,247	$ 197,673	$ 234,276	$ 171,386	$ 178,647	245,616
Public company cost savings(a)						5,688
Environmental reserve(b)						3,151
Severance and salary costs(c)						4,737
Recent Precoat acquisitions and dispositions(d)						4,144
Start-up costs(e)						5,156
Other non-recurring(f)						(1,970)
New Chromalloy contract(g)						7,103
Cost savings initiatives(h)						16,000
Stock compensation(i)						1,643
Management fee(j)						2,000
Other, net(k)						(8,831)
Pro Forma Adjusted EBITDA						$ 284,437

_____

(a)   Reflects the exclusion of costs expected to be eliminated as a result of becoming a private company, which totaled $5.7 million in the LTM period. These costs include public shareholder relations expenses, savings in directors' and officers' insurance, and certain audit/tax savings, including expenses associated with compliance with SEC reporting obligations and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

(b)   We are currently engaged in environmental remediation of a site in Gainesville, Virginia that was used by our previously divested ARC Propulsion business. After engaging new environmental consultants with expertise in the remediation method being employed, we determined that it would be appropriate to enhance and expand the remediation plan to ensure successful remediation within a targeted time frame. The adjustment above reflects the exclusion of a one-time charge of $3.1 million to increase the environmental reserve during the first quarter of 2007, which was booked in connection with the implementation of the revised remediation plan.

(c)   Reflects the exclusion of: $1.8 million of severance charges taken during the fourth quarter of 2006, due to the departure of 16 corporate employees pursuant to a voluntary separation program; $1.8 million of salary and benefit expense in the LTM period related to these 16 departed individuals and the Company's former Chairman, who died in December 2006; and $1.1 million of severance charges and related salary and benefit expense during the LTM period related to completed headcount reductions at ARC and Warwick.

(d)   Reflects the pro forma effect of Precoat's acquisitions and dispositions on our EBITDA. In January 2007, Precoat acquired the Chicago, Illinois operations of Chicago Finished Metals, Inc. ("CFM"). Precoat has transferred the portion of the CFM Chicago, Illinois work that it is retaining to its other facilities, and the Chicago, Illinois facility is being closed. This adjustment includes the pro forma impact on EBITDA during the LTM period of the work that has been transferred to Precoat's other facilities net of the elimination of the effect on EBITDA during the LTM period from business that is being sold or discontinued. In October 2007, Precoat acquired CFM's Baltimore, Maryland operation and this adjustment includes an amount reflecting CFM Baltimore's actual pre-acquisition results to reflect the pro forma effect on EBITDA during the LTM period.

(e)   Reflects the exclusion of non-recurring start-up costs related to Precoat's new Birmingham, Alabama facility and ARC's new operations in Mexico and China.

(f)   Reflects the exclusion of income recorded in the fourth quarter of 2006 related to insurance proceeds received in respect of a Warwick plant fire, net of related legal expenses.

(g)   Chromalloy recently signed a new contract with an airline customer. This adjustment gives effect to the projected year-one EBITDA impact of this contract. These projections are based on an extensive analysis of the customer's engine fleet condition and shop visit projection performed in conjunction with the customer. The repair services to be performed under the contract include work that Chromalloy currently performs for other customers.

(h)   Chromalloy is implementing an operational efficiency program to improve capacity management, labor utilization, scheduling and scrap reduction. Chromalloy is rolling this program out to an initial group of facilities and intends to further expand the program over the near term. This adjustment reflects the effect on EBITDA of the run-rate cost savings expected to be achieved during the first year of program implementation at the initial group of facilities. The calculation is supported by a detailed analysis of labor and operational metrics at each of the initial facilities performed by a team of third-party operational consultants with whom we have worked with in the past.

(i)   Reflects the exclusion of non-cash expenses related to restricted stock grants during the LTM period.

(j)   Reflects the exclusion of a management fee to be paid to the Sponsor that has been included as a pro forma expense in the LTM period.

(k)   Reflects the exclusion of a gain on sale of property, plant and equipment, gains related to insurance proceeds, income on the cash surrender value of corporate owned life insurance and charges for letters of credit and related commitment fees.

(5)   Total debt on a pro forma basis at September 30, 2007 includes the $1,200.0 million under the term loan portion of our new senior secured credit facilities (but does not include the $150.0 million revolving portion of our new senior secured credit facilities expected to be undrawn at closing) and $700.0 million of gross proceeds of notes offset by the redemption of $498.1 million of aggregate principal amount of our 2009 notes, $199.1 million of aggregate principal amount of our 2008 notes, and all amounts outstanding under our existing senior credit facilities.

Risk Factors

You should carefully consider the following risks as well as the other information contained in this Current Report on Form 8-K. The risks described below are not the only risks. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. In such case, you may lose all or part of your original investment. Information contained in this section may be considered "forward-looking statements." See "Forward-Looking Statements" for a discussion of certain qualifications regarding such statements.

Our businesses are cyclical and sensitive to external economic forces and we cannot predict the timing or severity of future economic or industry downturns affecting the industries in which we operate.

Our businesses may be adversely affected by general economic conditions and by changes in the economic conditions affecting the industries in which we operate. Demand for many of the products and services we offer is cyclical and our results of operations reflect this cyclicality. In addition, a significant portion of our operations are located outside the United States, which increases our exposure to changes in governmental regulations, political instability, import restrictions and the general economic and market conditions of such countries. The following is a discussion of the related risks associated with certain of our business segments.

Aerospace Segment

The results of Chromalloy, which generated approximately 48% of our revenues and 57% of our Pro Forma Adjusted EBITDA for the LTM period, are directly tied to the economic conditions in the domestic and international commercial and defense aviation sectors. In particular, Chromalloy's business is directly related to the number of hours aeroengines are flown, the number of take-off and landing cycles and the number of aeroengines placed in service. The aviation industry is cyclical, and capital spending by airlines and aircraft manufacturers may be influenced by a wide variety of factors, including current and predicted air traffic levels, aircraft load factors, the price of aircraft fuel, labor disputes, competition, the retirement of older aircraft, regulatory changes, terrorism, safety and health concerns, general economic conditions, worldwide airline profits and backlog levels. In addition, poor business conditions in the commercial aviation industry have in the past resulted in bankruptcy filings by certain of Chromalloy's significant customers, including UAL, Delta and Northwest Airlines, Inc. ("Northwest"), and could lead to additional customer bankruptcy filings in the future. See "—We rely on sales to a small number of customers; the loss of any one of these customers could have a material adverse effect on our business, results of operations, financial condition and liquidity."

Additionally, defense spending by the United States and foreign governments has fluctuated in recent years, at times resulting in reduced demand for our services. Our ability to increase sales to our current and potential military customers depends on continued outsourcing by military end-users of certain MRO functions. Further, the retirement of certain aircraft from the U.S. military may decrease the need for certain of the MRO services that we provide. The defense industry is also affected by a changing global political environment, continued pressure on U.S. and global defense spending and U.S. foreign policy and the level of activity in military flight operations. Military spare parts sales and aftermarket service trends are also affected by factors similar to the commercial aviation sector, including usage, pricing, regulatory changes, the retirement of older aircraft and technological improvements to new engines that increase reliability. Additionally, unlike civil aviation, military organizations have discretion over their own maintenance regiments. Military end-users may elect to reduce MRO spending by lengthening the time between required overhaul for certain engines, which could adversely affect our operations. If military spending declines in the future or is refocused away from markets in which we operate or aircraft in which our services are used, or if military outsourcing decreases or ceases, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Metal Coatings Segment

The results of our Metal Coatings segment are closely tied to general economic conditions and to conditions in the construction industry in particular. The construction industry is cyclical and has been adversely affected, generally and particularly in certain parts of the country, by unfavorable economic conditions, customer buying patterns, low usage of manufacturing capacity, high vacancy rates, changes in tax laws affecting the real estate industry, high interest rates and the unavailability of financing. Sales of our metal coil coating services may also be adversely affected by weakness in demand for our products within a particular geographic region. We cannot predict the timing or severity of future economic or industry downturns. Any economic downturn, particularly in the eastern half of the country, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Additionally, the metal coil coating business, and the construction industry in general, are seasonal in nature. Sales are typically lower in the first and fourth calendar quarter of each year compared to the second and third calendar quarters because of unfavorable weather conditions for construction and typical business planning cycles affecting construction. Prolonged severe winter weather conditions can delay construction projects and otherwise have a material adverse effect on our business, results of operations, financial condition and liquidity.

Automotive Segment

The results of our Automotive segment are directly related to global sales of new automobiles and global vehicle production by our customers. Automotive sales and production are highly cyclical and depend on general economic conditions and other factors, including vehicle manufacturers' decisions with respect to inventory levels, consumer spending and preferences, as well as changes in interest rate levels, consumer confidence and fuel costs. In addition, automotive sales and production can be affected by labor disputes, regulatory requirements, international trade agreements and other factors. Any significant economic decline that results in a reduction in automotive sales and production by our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Furthermore, cost-cutting initiatives adopted by vehicle manufacturers and Tier 1 suppliers generally result in increased downward pressure on prices, which could have an adverse impact on our sales and profit margins. If we are not able to offset continued price reductions through improved operating efficiencies and reduced expenditures, those price reductions may have a material adverse effect on our business, results of operations, financial condition and liquidity.

Industrial Machinery Segment

The results of MEGTEC's Printing Products Group ("PPG") are directly related to the commercial and newspaper printing industries. A reduction in the amount of press equipment sold or the consolidation of press equipment suppliers, could adversely impact MEGTEC's sales. Additionally, PPG's sales are also impacted by increased use of non-print forms of communication or information distribution such as the internet and other electronic means, and increased use of these non-print mediums could have a material adverse impact on our business, results of operations, financial condition and liquidity.

The results of MEGTEC's Industrial and Environmental Products Group ("IEPG") are primarily related to the demand for pollution control equipment, which is largely driven by environmental legislation and regulatory requirements. Delays in the implementation of legal requirements mandating the use of pollution control equipment decreases the portion of our addressable market, which could have a material adverse impact on our business, results of operations, financial condition and liquidity.

We participate in markets that are competitive and our results could be adversely impacted by competitors' actions.

We operate in competitive markets. We compete against other global manufacturers and service providers in each of our segments on the basis of product and service performance, quality and price, distribution capability and overall service in addition to other factors. Actions by our competitors could lead to downward pressure on prices and/or a decline in our market share in any or all of our segments, any or all of which could adversely affect our results of operations. We also face competition from international manufacturers, with respect to both our international operations and from international manufacturers entering our domestic market. Each of our businesses faces substantial risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause our customers to switch to our competitor's products. If we are unable to develop, produce or market our products to compete effectively against our competitors, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Additionally, our success depends, in part, upon our ability to remain competitive in developing technologies, products and service techniques. Our competitors may succeed in developing competing technologies or obtaining governmental approval for products or service methods before we do. If this occurs, products or service methods incorporating our competitors' technologies may gain market acceptance more rapidly than products using ours. Developments by competitors may render our current and potential products and services noncompetitive or obsolete. Furthermore, we cannot assure you that new products, services or other technologies developed by others, or the emergence of new industry standards, will not render our products, services or technologies or licensees' products incorporating our technologies noncompetitive or obsolete. Any new technologies that make our technologies less competitive or obsolete would have a material adverse effect on our business, results of operations, financial condition and liquidity.

The following is a discussion of the related risks associated with certain of our business segments.

Aerospace Segment

We believe that providers of MRO services have traditionally competed on the basis of price, quality and the ability to perform repairs and overhauls rapidly. In our Aerospace segment, our primary competitors are OEMs, other independent MRO service providers, and the in-house MRO services of the commercial airlines. Certain characteristics of these competitors are as follows:

Service divisions of OEMs. We estimate that the service divisions of OEMs, including Rolls-Royce, GE, Pratt & Whitney and Honeywell, Inc. ("Honeywell"), comprise a substantial portion of the market for MRO services. Service divisions of OEMs provide any necessary MRO services and parts for engines during an up-front warranty period. Thereafter, they compete with us on the basis of their affiliations with OEMs, which may give them design authority, brand recognition, strong and long-term customer relationships beginning with the original sale of the engines, the ability to adapt more quickly to customer requirements involving technical specification changes, a diverse product and service base and significant financial resources. A decision by OEMs to extend their warranty period, or attempts by OEMs to bundle long-term service agreements with their engine sales to airline customers could reduce the period for which we can contract to provide related MRO services, which could have a material adverse impact on our business, results of operations, financial condition and liquidity. Additionally, some of Chromalloy's customers are OEMs that manufacture or could in the future manufacture and/or service their own products instead of purchasing these products and services from Chromalloy. We believe these customers have chosen to purchase certain products from us due to the quality of our products and in order to reduce costs, eliminate production risks and maintain company focus. However, we cannot assure you that these customers will continue to purchase our products and services in the future. Increased levels of production and service insourcing by these customers could result from a number of factors, such as shifts in business strategies, acquisition by a customer of another manufacturer, and the inability of third-party suppliers to meet specifications. A significant reduction in the level of external sourcing of certain products by our OEM customers could significantly impact our revenues and cash flows and, accordingly, have a material adverse effect on our business, results of operations, financial condition and liquidity.

In-house maintenance services of the commercial airlines. Some of the large commercial airlines maintain in-house MRO service divisions and other airlines could establish these in-house capabilities. In-house maintenance services have several competitive advantages over us, including captive engine fleets and greater financial resources. Developing and maintaining a competitive advantage will require continued investments in technology, engineering, operations, customer service and sales and marketing. We may not have sufficient resources to make the necessary investments and we may not be able to compete effectively. Furthermore, our business, results of operations, financial condition and liquidity may be materially adversely affected by changes in the competitive environment, including any intensification of competition and a trend to in-house MRO divisions, which could lead to a loss of business and a decline in our margins.

Other independent MRO service providers. We also compete with other independent MRO service providers, some of which may have stronger and longer-term customer relationships and affiliations with OEMs and greater financial resources than us. Additionally, independent MRO service providers, who currently do not compete with us, may decide or attempt to provide MRO services on engines that we currently service.

Metal Coating Segment

Competition to provide coated metals to the construction industry, both domestic and worldwide, is intense and we expect it to remain so in the future. We compete with other independent coil coating services and the integrated coating operations of metal manufacturers and finished product suppliers. While the majority of our competitors are currently domestic, if metal prices in other countries decrease enough to make the transport of coated metals to the United States more economically feasible, we could face increased foreign competition as well. Additionally, we primarily provide our services to steel and aluminum coils, and these products may be replaced to a certain extent by other substitute materials, such as plastic, graphite, composites, ceramics, glass, wood and concrete which, in some cases, may not require our coating product or may use an alternative coating method. Such alternative products could decrease demand for our service and in turn would have material adverse effect on our business, results of operations, financial condition and liquidity.

Automotive Segment

Our Automotive segment competes with a number of Tier I and other automotive suppliers. Specifically, ARC competes with other independent airbag inflator manufacturers and also competes directly with certain airbag module manufacturers who produce inflators for use in their airbag products. An attempt by these airbag module manufacturers to expand their captive inflator production or an attempt by other airbag module manufacturers to develop the capability to produce airbag inflators could reduce the demand for ARC's products, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business.

Governmental agencies throughout the world, including the FAA, regulate the manufacture, repair and overhaul of aircraft parts and accessories. We include with the replacement parts that we sell to our customers documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In addition, our repair and overhaul operations are subject to certification pursuant to regulations established by the FAA and foreign regulators including the European Aviation Safety Agency ("EASA") and its associated body, the Joint Aviation Authorities ("JAA"). Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. The revocation or suspension of any of our material authorizations or approvals would have a material adverse effect on our business, results of operations, financial condition and liquidity. New and more stringent government regulations, if adopted and enacted, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

In addition, we may become subject to new governmental regulations if we expand our business into new countries or sell new products or services. The imposition of new, different or more stringent regulations could also materially adversely affect us because we might be unable to comply with them or compliance may require significant additional expenditures.

We rely on sales to a small number of customers; the loss of any one of these customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Each of our segments relies on a small number of customers for a significant portion of our sales. If the contracts or business relationships of any of our segments with any one of their key customers are terminated or do not continue, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.

A substantial portion of our revenue is derived through Chromalloy from a limited number of customers, the loss of any one of which could adversely impact our results of operations and cash flows. Chromalloy's top ten customers accounted for 46% of its 2006 revenues. Many of our largest customers are in the airline industry, which has been confronted with a difficult operating environment since the events of September 11, 2001. While global airline traffic has rebounded to a certain extent, high fuel costs, high cost structures imbedded at the airlines in existence prior to the de-regulation of the airline industry and continuing terror threats have placed additional pressures on the airline industry generally. These factors, among others, have in the past, led several of Chromalloy's significant customers to file for bankruptcy protection, including UAL, Delta and Northwest, and could lead additional customers to file for bankruptcy protection in the future. In the past, these bankruptcies have resulted in write-offs of accounts receivable, the most recent being a $5.6 million charge in 2005. Any future bankruptcy filings by our customers could result in additional write offs in future periods.

ARC's largest customers for airbag inflators are Delphi and Key Safety. Delphi accounted for 35% of ARC's sales in 2006 and 34% for the nine months ended September 30, 2007 and Key Safety accounted for approximately 31% of ARC's sales in 2006 and 26% for the nine months ended September 30, 2007, and together, they accounted for approximately 45% of our Automotive Segment's total sales in 2006 and 39% for the nine months ended September 30, 2007. On October 8, 2005, Delphi filed for protection under Chapter 11. Our relationship with Delphi is governed by long-term supply and licensing agreements. In January 2006, these agreements were listed as executory in nature by Delphi, and as a result we believe that the $0.9 million pre-petition receivables will ultimately be collected.

Casco's largest customer for automotive products and cigarette lighters, power outlets, and other automotive accessories accounted for 22% of Casco's sales in 2006.

Precoat's historically largest customer for its coating services accounted for 19% of Precoat's sales in 2006.

Warwick has relationships with P&G, Henkel, Unilever, and Reckitt Benckiser, who collectively represent approximately 84% of the total commercial market for TAED and account for over 85% of Warwick's TAED sales in 2006. In 2006, Warwick's largest customer accounted for 29% of total sales and the top three customers accounted for 43% of total sales.

MEGTEC's largest customer for its industrial drying systems and emission control equipment accounted for 20% of sales in 2006.

Increases in cost, disruption of supply or shortage of raw materials could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We use various raw materials in our businesses. The prices and availability of these raw materials fluctuate depending on market conditions, and such fluctuations in costs of our raw materials or inability to access supplies of our raw materials could have an adverse effect on our results of operations and operating margins. In addition, in recent years, we have experienced significant increases in freight charges and certain raw material costs. Substantial increases in the prices for our raw materials increase our operating costs, and to the extent they cannot be recouped through increases in the prices of our products, it could reduce our profitability and have a material adverse effect on our business, results of operations, financial condition and liquidity.

For example, while Precoat does not purchase steel inventory, the viability of its metal coil coating business is tied to the availability of the raw materials necessary to fabricate the metal coils used by Precoat's customers to which Precoat provides its coating services. Some of these raw materials are available from a limited number of suppliers. We cannot guarantee that we or our customers will be able to maintain favorable arrangements and relationships with these suppliers. An increase in the cost or a sustained interruption in the supply or shortage of some of these raw materials that may be caused by a deterioration of our relationships with suppliers or by events such as natural disasters, power outages, labor strikes, or the like could have a material adverse effect our business, results of operations, financial condition and liquidity.

The prices that we charge under our contracts are largely predetermined and we bear the risk that our costs may exceed our estimates.

We have entered into multi-year, fixed-price contracts (including fixed-price arrangements based on engine utilization) with some of our customers, in which we have agreed to provide MRO services for a price determined based on then-existing engine maintenance and usage data. The services to be provided over the term of a contract are estimated from the frequency and extent of maintenance and overhaul requirements, which are based on historical performance trends and regulatory guidelines. Significant factors that influence these estimates primarily include flight hour assumptions and fleet utilization.

Several factors may cause the costs we incur in fulfilling these contracts to vary substantially from our original estimates, including the actual condition of a customer's engine fleet prior to bidding and actual engine shop visit rates exceeding initial estimates. We bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract. In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts. Our ability to terminate fixed-price contracts is generally limited and we may be subject to liquidated damages in the event we elect early termination. Additionally, with respect to materials-by-the-hour contracts, our cash costs may exceed our cash receipts in a particular reporting period, as cash costs are incurred as MRO services are performed in accordance with engine shop visits, while cash is received from customers based on actual hours the covered aeroengines are flown.

Certain of our contracts are terminable at the will of the counterparty. Termination of a significant program could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We rely on intellectual property in our business and our business could be adversely affected if we lose our intellectual property rights, if other companies claim that we infringe their intellectual property rights or if our licensees use our intellectual property in an unauthorized manner.

Our operations involve the use of non-patented know-how, trade secrets, processes and other proprietary information. While we employ various methods to protect our proprietary information, our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, results of operations, financial condition and liquidity. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights.

Our patents and other intellectual property rights may be challenged, invalidated, circumvented, rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may be unable to determine when third parties are using our intellectual property rights without our authorization. We also have licensed certain of our intellectual property rights to third parties, and we cannot be certain that our licensees are using our intellectual property only as authorized by the applicable license agreement. The undetected or unremedied, unauthorized use of our intellectual property rights or the legitimate development or acquisition of intellectual property related to our industry by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management's attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our success depends, in part, on our ability to operate without infringing on valid, enforceable patents or proprietary rights of third parties and not breaching any licenses that may relate to our technology and products. Future patents issued to third parties may contain claims that conflict with our patents and that compete with our products and technologies, and third parties could assert infringement claims against us. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of our management and technical personnel. Litigation or interference proceedings could also force us to:

- stop or delay using our technology;

- stop or delay our customers from selling, manufacturing or using products that incorporate the challenged intellectual property;

- pay damages; or

- enter into licensing or royalty agreements that may be unavailable on acceptable terms.

Such factors, among others, may have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may not be able to respond effectively to consumer preference or technological changes in the industries in which we operate, which could have an adverse effect on our business, results of operations, financial condition and liquidity.

Our future business success will depend in part upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to consumer preferences and technological changes on a cost effective and timely basis. For example, in our TAED manufacturing business, we may be unable to find substitute uses for TAED to sustain sales given the growing consumer preference for liquid detergent. Our inability to anticipate, respond to or utilize changing consumer preferences and technologies could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our international operations are subject to various risks which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We are subject to certain risks associated with doing business internationally. The revenues of our non-North American operations represented 35% of our revenues for the LTM period. Most of our operations are in the United States, but we also have operations located in the United Kingdom, Italy, Germany, France, Holland, China, Thailand, Mexico, Tunisia and Sweden, among others. Further, we intend to continue to pursue growth opportunities for our business in a variety of business environments outside the United States, which could exacerbate the risks set forth below. Our international operations are subject to, without limitation, the following risks:

- the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements;

- exchange controls, import and export restrictions and tariffs, including OFAC regulations, and other trade protection measures;

- political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

- unstable economic, financial and market conditions and increased expenses as a result of inflation, or higher interest rates;

- difficulties in enforcement of third-party contractual obligations and intellectual property rights and collecting receivables through foreign legal systems;

- difficulty in staffing and managing international operations and the application of foreign labor regulations;

- differing local product preferences and product requirements;

- potentially adverse tax consequences from changes in tax laws, requirements relating to withholding taxes on remittances and other payments by subsidiaries and restrictions on our ability to repatriate dividends from our subsidiaries; and

- exposure to liabilities under the U.S. Foreign Corrupt Practices Act.

Any one of these factors could materially adversely affect our sales of products or services to international customers, which could materially adversely affect our business, results of operations, financial condition and liquidity.

The pro forma financial information in this Current Report on Form 8-K may not be reflective of our operating results and financial conditions following the Transactions and we may be unable to achieve anticipated cost savings and other benefits.

The pro forma financial information included in this Current Report on Form 8-K is derived from our historical audited and unaudited interim consolidated financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that we believe are reasonable. This pro forma information may not necessarily reflect what our results of operations and financial position would have been had the Transactions occurred during the periods presented or what our results of operations and financial position will be in the future. Additionally, the presentation of Pro Forma Adjusted EBITDA contained in this Current Report on Form 8-K is not made in accordance with U.S. GAAP. This measure was not prepared with a view towards compliance with published guidelines of the SEC. In calculating Pro Forma Adjusted EBITDA, we make certain adjustments that are based in part on our estimates regarding our cost structure and projected cost savings assumptions with respect to operating margins and sales volumes, and other benefits that our management believes are reasonable. These adjustments are described in footnote (4) set forth in "Summary Historical and Unaudited Pro Forma Consolidated Financial Information," and:

- exclude on a pro forma basis certain historical costs and expenses including: corporate overhead costs associated with being a public company; certain non-recurring charges, expenses and income; costs associated with the start-up of new facilities; costs that we expect to eliminate as the result of the implementation of cost-saving initiatives, headcount reductions, and business optimization; certain noncash expenses related to restricted stock grants and certain management fees paid to the Sponsor, and

- give effect on a pro forma basis to EBITDA margins expected to be realized under a contract that we recently entered into and for certain recent acquisitions.

We cannot assure you that the anticipated cost savings, operating margins or other benefits will be achieved or that our estimates and assumptions will prove to be accurate. If our cost savings, operating margins or the impact of other benefits are less than our estimates or our cost savings initiatives adversely affect our operations or cost more or take longer to implement than we project, or if our assumptions prove to be inaccurate, our results will be lower than we anticipate and the savings or other benefits we projected in computing Pro Forma Adjusted EBITDA may not be realized.

We may engage in dispositions of certain assets and/or business segments, strategic acquisitions, joint ventures or other transactions that could affect our business, results of operations, financial condition and liquidity.

We are focused on improving our operations across our segments by lowering costs, improving our product quality and operating efficiency as well as increasing segment cash flow and EBITDA generation and deleveraging our balance sheet. We intend to evaluate and opportunistically pursue dispositions of certain assets and/or business segments to allow us to focus on, and invest in, our core business strategies and/or repay borrowings under our new senior secured credit facilities, even though such transactions might involve material amounts of assets or lines of business, result in material reductions in our revenues and cash flows and pose risks to you as a note holder. Additionally, the indenture governing the notes will not require us to make an offer to repurchase these notes with the proceeds of any disposition, except in certain circumstances. We may also pursue acquisitions or business combinations, including joint ventures (that we may not control and that may not be subject to the restrictive covenants of the indenture governing the notes), that we believe may present opportunities to enhance our market position, extend our technological and manufacturing capabilities, realize significant synergies or economies of scale, reduce operating expenses, add new customers, form strategic relationships, expand or develop new services or product lines or provide overhead cost savings. Our ability to engage in acquisitions, joint ventures or other business combinations will depend in part on whether any suitable opportunities are available at acceptable valuations and our ability to finance the purchase price of any acquisitions. We may be unable to take advantage of potential acquisitions, joint ventures or dispositions opportunities because of regulatory or other concerns, including that the indenture governing the notes and our new senior secured credit facilities restrict our ability to engage in certain mergers or other similar transactions. In addition, upon the occurrence of certain change of control events, we will be in default under our new senior secured credit facilities and may be required to repurchase the notes.

Any acquisition that we make could present a variety of risks, including:

- the incurrence of any debt or contingent liabilities and an increase in interest expense and amortization expenses related to intangible assets with definite lives;

- our failure to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator despite any investigation we make before the acquisition;

- our inability to integrate the operations, technology and personnel of the acquired company;

- the diversion of management's attention from our core operations as they attend to any business integration issues that may arise;

- our loss of key personnel of the acquired company; and

- our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights.

As a result of these factors, if an acquisition or disposition were to occur, our business, results of operations, financial condition and liquidity could be materially adversely affected.

Difficulties associated with the transfer of work between our facilities could adversely affect our business, results of operations, financial condition and liquidity.

We plan to transfer work between our existing manufacturing and repair facilities in an effort to increase operating efficiencies. In some cases, we expect to fill transferred work with additional orders from existing and new customers. This transfer of work between facilities may not go as smoothly as planned or may not occur at all. For example, we may encounter administrative problems coordinating the transfer of work orders between facilities or our employees and infrastructure at the facilities where the work is transferred may be unable to efficiently accommodate the increased volume of work. Additionally, we may not be able to fill transferred work with additional orders from our customers. Any such difficulties associated with the transfer of work between our facilities could hinder the achievement of desired operating efficiencies, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may incur material losses and costs and material adverse effects on our business as a result of product failure, product liability, warranty, recall and other liability claims that may be brought against us.

We are exposed to product liability and warranty claims and we may be required to participate in a recall of a product. Aircraft manufacturers are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. The failure of an aeroengine for which we provided MRO services could result in liability claims against us for personal injury, death, property damage or other claims. Additionally, the failure of an aeroengine utilizing our PMA parts or the parts of our competitors could lead to reduced confidence in, and acceptance of, our PMA parts or PMA parts generally, which could have a material adverse effect on our business, results of operations and financial condition.

Our other operating segments may incur material losses and costs as a result of product liability, warranty and recall claims. For example, MEGTEC manufactures heavy-duty machinery that may be subject to product liability claims in the event of an alleged failure of, or injuries caused by, such machinery.

Additionally, automotive suppliers are becoming more integrally involved in the vehicle design process and are assuming more of the vehicle system design responsibility. As a result, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. Depending on the terms under which we supply products, a vehicle manufacturer may hold us responsible for some of all of the repair or replacement costs of these products under new vehicle warranties if the product that we supplied does not perform as represented. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material adverse effect on our business, results of operations, financial condition and liquidity.

Work stoppages or other labor issues at our facilities or the facilities of our customers or suppliers could adversely affect our business, results of operations, financial condition and liquidity.

We operate facilities both inside and outside the United States and are required to comply with a variety of labor and employment laws many of which are more restrictive than those in the United States. We are not currently engaged in any disputes with our employees, however, our relationship with our employees could deteriorate, which could adversely affect our operations. Approximately 26% of our employees are members of a union and are subject to collective bargaining and works' council arrangements. Approximately 48% of our employees are employed outside the United States. In certain of those countries, such as the member states of the European Union, labor and employment laws are more restrictive than in the United States and, in many cases, grant significant job protection to employees, including rights on termination of employment. For example, in Europe, by law some of our employees are represented by a works' council, which subjects us to employment arrangements very similar to collective bargaining agreements. We are required to consult with and seek the consent or advice of the unions or works' councils that represent our employees for certain of our activities. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes. Furthermore, there can be no assurance that we will be able to negotiate labor agreements with our unionized employees in the future on satisfactory terms. If those employees were to engage in a strike, work stoppage or other slowdown, or if any of our other employees were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

If any of our customers experience a material work stoppage, that customer may halt or limit the purchase of our products. Similarly, a work stoppage at another supplier could interrupt production at our customer which would have the same effect. Any such work stoppages or other labor issues could cause us to shut down production facilities relating to those products, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may need additional capital in the future and may not be able to obtain it on favorable terms, if at all.

Our businesses are highly capital intensive and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities and meet our general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. Additional financing may not be available when needed on terms favorable to us or at all. Further, the terms of the new senior secured credit facilities and the indenture governing the notes, may limit our ability to incur additional indebtedness. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our operations depend on our facilities, which are subject to physical and other risks that could disrupt our business.

The facilities at which we provide our services could be damaged or disrupted by a variety of circumstances, including natural disaster, fire, war or terrorist activity. Although we have obtained property damage and business interruption insurance, a major catastrophe, such as an earthquake, hurricane, flood, tornado or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations could result in prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in service and shipments of products and the loss of sales and customers, and we may not have insurance to adequately compensate us for any of these events.

Environmental laws and regulations may impose extensive and increasingly stringent requirements on our operations as well as the potential for substantial liabilities that could adversely impact our business, financial condition, results of operations and liquidity.

We use hazardous materials in connection with some of our operations. We face extensive governmental regulation of our operations, particularly in the areas of environmental protection and worker health and safety. Our operations are subject to various laws and regulations, including those relating to:

- the generation, storage, handling, use and transportation of hazardous materials;

- emissions and discharges to air, soil and water;

- the health and safety of our employees; and

- other environmental matters.

We are required to obtain and renew environmental permits from various state, U.S. and foreign governmental authorities. These authorities can modify or revoke such permits and can enforce compliance with laws, regulations and permits by issuing orders and assessing fines. We incur capital and operating costs to comply with laws, regulations and permits. We cannot assure you that regulators will not successfully challenge our compliance or require us to expend significant amounts to comply with applicable environmental laws. The inability to obtain, update or renew permits related to the operation of our businesses, the costs required in order to comply with permit standards and other laws and regulations or violations of environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims or other costs resulting in a material adverse affect on us and on our ability to produce our products and on our results of operations. In addition, changes in the laws and regulations to which we are subject, or their interpretation, or the enactment of new laws and regulations, could result in materially increased and unanticipated capital expenditures and compliance costs. At the present time, we are not able to predict the ultimate cost of compliance with these requirements or their effect on our business, results of operations, financial condition and liquidity.

The actual costs of our obligations for environmental remediation and restoration could exceed estimates. As of September 30, 2007, we maintain reserves in the amount of $13.5 million for liabilities arising from environmental remediation and restoration. We reserve for costs related to environmental remediation and restoration only when a loss is probable and the amount is reasonably estimable. In estimating our environmental liabilities, including the cost of investigation and remediation at a particular site, we consider a variety of matters, including, but not limited to, the stage of the investigation at the site, the stage of remedial design for the site, the availability of existing remediation technologies, presently-enacted laws and regulations and the state of any related legal or administrative investigation or proceedings. Our estimates of environmental liabilities at a particular site could increase significantly as a result of, among other things, changes in laws and regulations, revisions to the site's remedial design, unanticipated construction problems, identification of additional areas or volumes of contamination, increases in labor, equipment and technology costs, changes in the financial condition of other potentially responsible parties and the outcome of any related legal and administrative proceedings to which we are or may become a party.

Even if we fully comply with environmental laws, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated, and sites where hazardous wastes and other substances from our current and former facilities and operations have been treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved. Environmental conditions at such sites can lead to claims against us for personal injury or wrongful death, property damages, and natural resource damage, as well as to claims and obligations for the investigation and cleanup of environmental conditions. Expenses related to costs associated with any environmental liabilities we have may have a material adverse effect on our business, results of operations, financial condition and liquidity.

We are subject to risks from litigation that may materially impact our business, results of operations, financial condition and liquidity.

We face an inherent business risk of exposure to various types of claims and lawsuits. We are involved in various intellectual property, product liability, product warranty, environmental claims and lawsuits, including other legal proceedings that arise in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every claim and lawsuit and the range of probable loss, we believe these lawsuits and claims will not individually or in the aggregate have a material impact on our results. However, we could in the future be subject to various lawsuits, including intellectual property, product liability, product warranty, environmental claims and antitrust claims, among others and incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we intend to maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims.

As required by U.S. GAAP, we establish reserves based on our assessment of such contingencies. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve requiring us to make additional material adjustments to our reserves, which could result in an adverse effect on our business, results of operations, financial condition and liquidity.

Failure to retain certain of our executive officers or attract and retain the services of certain qualified employees may materially adversely affect our business, results of operations, financial condition and liquidity.

Our continued success depends on the services of certain of our executive officers and on our ability to attract and retain qualified managerial and technical personnel experienced in the various operations of our businesses. Loss of the services of these employees could materially adversely affect our business, results of operations, financial condition and liquidity.

Competition for qualified technical personnel is intense, and we have, at times, found it difficult to attract and retain skilled personnel for our operations. Failure to attract or retain highly qualified personnel could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We could be materially adversely affected by changes or imbalances in currency exchange and other rates.

Because we sell products and buy materials globally over a substantial period, we are exposed to risks related to the effects of changes in foreign currency exchange rates, commodity prices, and interest rates. While we carefully watch and attempt to manage these exposures, such changes can have material adverse effects on our business, results of operation, financial conditions and liquidity. In recent years, the relative weakness of certain currencies has provided competitive advantages to certain of our competitors.

Additionally, while our reporting currency is the U.S. dollar, our revenues, costs, assets and liabilities are denominated in a variety of currencies, particularly the U.S. dollar, the British pound and the Euro. As a result, our results of operations and financial condition will be affected by fluctuations in exchange rates. We may enter into hedging agreements to protect against currency transaction risk, however, we may not in all cases be able to successfully manage our currency transaction risks through hedging. Any failure to manage or mitigate our currency risk could have a material adverse impact on our business, results of operations, financial condition and liquidity.

Our expected annual effective tax rate could be volatile and change materially as a result of changes in mix of earnings and other factors.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions provide no current financial statement tax benefit. In addition, certain taxing jurisdictions have statutory rates greater than or less than the United States. As a result, changes in the mix of projected earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Certain private equity investment funds affiliated with Carlyle will own a significant majority of our equity and their interests may not be aligned with yours.

After giving effect to the Transactions, Carlyle will own a substantial majority of the fully diluted equity of Blue Jay, and, therefore, will have the power to control our affairs and policies. Carlyle will also control, to a large degree, the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors so elected will have authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The interests of Carlyle could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Carlyle, as equity holders, might conflict with your interests as a note holder. Carlyle may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a note holder. Additionally, Carlyle is in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

Capitalization

The following table sets forth as of September 30, 2007 our cash and cash equivalents and capitalization on (1) an actual basis and (2) a pro forma basis to give effect to the Transactions. This table should be read in conjunction with the various other sections of this Current Report on Form 8-K.

	As of September 30, 2007	
	Actual	Pro Forma
	(Dollars in millions)	
	(Unaudited)	
Cash and cash equivalents(1)	$ 76.0	$ 27.1
New senior secured credit facilities:		
New term loan facility	—	1,200.0
New revolving credit facility(2)	—	—
New Notes	—	700.0
Existing senior credit facilities	45.9	—
Existing senior notes	696.5	—
Total debt(3)	742.4	1,900.0
Total equity(4)	788.2	967.6
Total capitalization	$ 1,530.6	$ 2,867.6

_____

(1) Represents cash on hand at September 30, 2007, minus estimated cash used to fund the Transactions.

(2) After the closing we will have up to $150.0 million available for borrowing under the revolving portion of our new senior secured credit facilities, prior to giving effect to an estimated $35 million of issued and undrawn letters of credit and with up to $35 million available to be drawn at the closing of the Acquisition. It is estimated that approximately $35 million of the revolving portion of our new senior secured facilities will be used for issued and undrawn letters of credit.

(3) Total debt on a pro forma basis at September 30, 2007 includes the $1,200.0 million term loan facility (but does not include the $150.0 million revolving credit facility expected to be undrawn at closing) and $700.0 million in gross proceeds from the sale of the notes offset by the redemption of $498.1 million of aggregate principal amount of our 2009 notes, $199.1 million of aggregate principal amount of our 2008 notes, and all amounts outstanding under our existing senior credit facilities. It is estimated that approximately $35 million of the revolving portion of our new senior secured facilities will be used for issued and undrawn letters of credit.

(4) Represents expected equity contributions from the Sponsor and certain members of management. The amount of the equity contributions may be adjusted to the extent that (1) our cash on hand immediately prior to the closing of the Acquisition and available to fund a portion of the cash to be used in the Transactions is greater or less than we have estimated, (2) the fees and expenses incurred in connection with the Transactions are greater or less than we have estimated , (3) premiums and interest payable upon the redemption of our existing notes are greater or less than we have estimated or (4) we determine to draw on the revolving portion of our new senior secured credit facilities at the closing of the Acquisition.

Unaudited Pro Forma Consolidated Financial Information

The following unaudited pro forma consolidated balance sheet as of September 30, 2007, and unaudited pro forma consolidated statements of operations for the nine month periods ended September 30, 2006 and 2007, respectively, and for the year ended December 31, 2006, have been derived from the historical consolidated financial statements of Sequa and give effect to the Transactions as if they had occurred on January 1, 2006, for purposes of the pro forma consolidated statements of operations, and on September 30, 2007 for purposes of the pro forma consolidated balance sheet as of September 30, 2007. The summary unaudited consolidated statement of operations as of and for the twelve month period ended September 30, 2007 has been calculated by subtracting the unaudited pro forma statement of operations for the nine months ended September 30, 2006 from the unaudited pro forma statement of operations for the year ended December 31, 2006, and then by adding the unaudited pro forma statement of operations for the nine months ended September 30, 2007.

The unaudited pro forma consolidated financial information gives effect to the Transactions, including the issuance of the notes and the borrowings under our new senior secured credit facilities.

The Transactions will be accounted for as a business combination using the purchase method of accounting. As a result of the Acquisition and the application of purchase accounting, our assets and liabilities will be adjusted to their fair market values as of the closing date of the Acquisition. These adjusted valuations will result in the recognition at closing of expenses that we would otherwise expect to record in post-closing periods. Specifically, we anticipate an increase in our cost of sales due to the increased carrying value of our inventory and the amortization of our intangible assets. Additionally, the excess of the total purchase price over the fair value of our assets and liabilities at closing will be allocated to goodwill. A preliminary assessment of the fair value of our assets indicates that the value at which we carry our intangible assets and goodwill will increase significantly. These intangible assets will be subject to annual impairment testing. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies and Significant Accounting Estimates—Goodwill" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

The purchase price allocation is subject to changes in:

- the number of shares outstanding;

- the fair value of working capital and other assets and liabilities on the effective date;

- completion of an appraisal of assets acquired and liabilities assumed;

- identification of intangible assets; and

- actual transaction fees incurred.

The final purchase price allocation will be adjusted based on the completion of an appraisal of assets acquired and liabilities assumed and may differ materially from the estimated allocation. Amounts allocated to intangible assets will be subject to amortization over the useful life of the asset.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma consolidated statements of operations do not give effect to non-recurring items (including costs directly attributable to the Transactions) that will be incurred in connection with the Transactions but will not have an ongoing impact on us beyond the next twelve months following the closing of the Transactions.

The financial information contained in the column labeled "Historical" reflects consolidated financial data that was derived from our audited and unaudited interim consolidated financial statements of Sequa. The unaudited pro forma consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Transactions" and our historical consolidated financial statements and the related notes. The unaudited pro forma consolidated financial information is being furnished solely for informational purposes and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had these transactions been completed as of the dates and for the periods presented, nor is it necessarily indicative of future results.

Sequa Corporation and Subsidiaries
Pro Forma Unaudited Consolidated Balance Sheet
As of September 30, 2007

	Historical	Pro Forma Adjustments (Amounts in thousands)	Pro Forma
ASSETS			
Current assets			
Cash and cash equivalents	$ 76,049	$ (48,929)(1)	$ 27,120
Trade receivables, net	368,748		368,748
Unbilled receivables	92,611		92,611
Inventories	575,286		575,286
Deferred income taxes	28,394		28,394
Prepaid expenses and other current assets	33,633		33,633
Total current assets	1,174,721	(48,929)	1,125,792
Investments			
Investments and other receivables	146,210		146,210
Assets of discontinued operations	5,842		5,842
	152,052		152,052
Property, plant and equipment, net	484,068		484,068
Other assets			
Goodwill	152,486	1,283,344(2)	1,435,830
Deferred income taxes	46,192		46,192
Deferred charges and other assets	136,091	86,116(3)	222,207
	334,769	1,369,460	1,704,229
Total assets	$ 2,145,610	$ 1,320,531	$ 3,466,141
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Current maturities of long-term debt	$ 213,357	$ (204,357)(4)	$ 9,000
Accounts payable	250,555		250,555
Taxes on income	4,496		4,496
Accrued expenses and other current liabilities	193,476	(16,445)(5)	177,031
Total current liabilities	661,884	(220,802)	441,082
Noncurrent liabilities			
Long-term debt	529,078	1,361,922(6)	1,891,000
Liabilities of discontinued operations	1,126		1,126
Other noncurrent liabilities	165,333		165,333
Total noncurrent liabilities	695,537	1,361,922	2,057,459
Total shareholders' equity	788,189	179,411(7)	967,600
Total liabilities and shareholders' equity	$ 2,145,610	$ 1,320,531	$ 3,466,141

Notes to Unaudited Pro Forma Consolidated Balance Sheet
(in thousands, except per share amounts)

(1) Reflects the following sources and uses related to the Transactions:

Sources:	
Borrowings under the new term loan facility	$ 1,200,000
Issuance of new notes	700,000
Capital contributed by our sponsor and certain members of management	967,600
Available cash on hand	48,929
	$ 2,916,529

Uses:	
Purchase of outstanding common shares	$ 2,007,398
Repayment of existing debt instruments	743,087
Premiums on redemption of existing senior notes	46,599
Accrued interest paid on existing debt	16,445
Transaction expenses	103,000
	$ 2,916,529

(2) Reflects the recording of goodwill of $1,283.3 million associated with the acquisition based on the following purchase price calculation:

Purchase:	Shares	Purchase Price per Share	Total
Class A common stock—number of shares at $175	8,113,364	$ 175	$ 1,419,838
Class B common stock—number of shares at $175	3,281,840	175	574,322
Options outstanding—excess of $175 over weighted exercise price of $42.45	99,870	133	13,238
Equity purchase price			2,007,398
less: Transaction fees (excluding financing costs)			41,000
less: Net assets as of September 30, 2007 (adjusted for purchase accounting)			765,054
Goodwill			$ 1,283,344

The purchase price allocation is subject to changes in:

- the number of shares outstanding;

- the fair value of working capital and other assets and liabilities on the effective date;

- completion of an appraisal of assets acquired and liabilities assumed;

- identification of intangible assets; and

- actual transaction fees incurred.

The final purchase price allocation will be adjusted based on the completion of an appraisal of assets acquired and liabilities assumed and may differ materially from the estimated allocation presented above. Amounts allocated to intangible assets will be subject to amortization over the useful life of the asset.

(3) Reflects the elimination of the deferred financing costs associated with extinguishment of our existing debt instruments of $5.1 million; the fair value adjustment related to our defined benefit plans of $29.2 million; and the recording of $62.0 million in deferred financing costs related to borrowings under the term loan portion of our new senior secured credit facilities and the notes.

(4) Reflects the redemption of the 2008 notes, the repayment of $14.3 million, which represents all amounts outstanding under existing line of credit facilities, and the current portion of borrowings under the term loan portion of our new senior secured credit facilities.

(5) Reflects the payment of accrued interest of $16.4 million associated with the repayment of the existing senior notes and other existing borrowing facilities.

(6) Reflects the redemption of the 2009 notes, the repayment of $31.8 million under the existing term loan facility, the long-term portion of borrowings under the term loan portion of our new senior secured credit facilities and $700.0 million in gross proceeds from the sale of the notes.

(7) Reflects the purchase of all outstanding Class A and Class B common shares and outstanding options to purchase Class A common shares in connection with the acquisition, the payment of the premium incurred on the redemption of the existing senior notes of $46.6 million, the fair value adjustment related to our defined benefit plans of $29.2 million, the elimination of the deferred financing costs and unamortized discount associated with extinguishment of our existing debt instruments of $5.1 million and $0.7 million, respectively, offset by the $967.6 million of capital contributed by our Sponsor and certain members of management to fund the Acquisition.

Sequa Corporation and Subsidiaries
Pro Forma Unaudited Consolidated Statement of Operations
For the Year Ended December 31, 2006

	Historical	Pro Forma Adjustments (in thousands)	Pro Forma
Sales	$ 2,183,816		$ 2,183,816
Costs and expenses			
Cost of sales	1,804,807		1,804,807
Selling, general and administrative	250,103	(3,558)(1)	246,545
	2,054,910	(3,558)	2,051,352
Operating income	128,906	3,558	132,464
Other income (expense)			
Interest expense	(72,843)	(103,306)(2)	(176,149)
Interest income	8,178		8,178
Equity in income of unconsolidated joint ventures	19,420		19,420
Premium on redemption of senior notes	(4,343)	4,343(3)	—
Other, net	4,480	(5,036)(4)	(556)
Income (loss) from continuing operations before income taxes	83,798	(100,441)	(16,643)
Income tax (provision) benefit	(21,631)	35,154(5)	13,523
Income (loss) from continuing operations	62,167	(65,287)	(3,120)
Income from discontinued operations, net of income taxes	3,439		3,439
Net income	$ 65,606	$ (65,287)	$ 319

Sequa Corporation and Subsidiaries
Pro Forma Unaudited Consolidated Statement of Operations
For the Nine Months Ended September 30, 2007

	Historical	Pro Forma Adjustments (in thousands)	Pro Forma
Sales	$ 1,660,046		$ 1,660,046
Costs and expenses			
Cost of sales	1,369,722		1,369,722
Selling, general and administrative	187,971	(2,376)(1)	185,595
	1,557,693	(2,376)	1,555,317
Operating income	102,353	2,376	104,729
Other income (expense)			
Interest expense	(50,036)	(82,076)(2)	(132,112)
Interest income	2,339		2,339
Equity in income of unconsolidated joint ventures	16,399		16,399
Other, net	(7,001)	(4,182)(4)	(11,183)
Income (loss) from continuing operations before income taxes	64,054	(83,882)	(19,828)
Income tax (provision) benefit	(19,796)	29,359(5)	9,563
Net income (loss)	$ 44,258	$ (54,523)	$ (10,265)

Sequa Corporation and Subsidiaries
Pro Forma Unaudited Consolidated Statement of Operations
For the Nine Months Ended September 30, 2006

	Historical	Pro Forma Adjustments (In thousands)	Pro Forma
Sales	$ 1,636,473		$ 1,636,473
Costs and expenses			
Cost of sales	1,356,696		1,356,696
Selling, general and administrative	181,310	(1,796)(1)	179,514
	1,538,006	(1,796)	1,536,210
Operating income	98,467	1,796	100,263
Other income (expense)			
Interest expense	(55,884)	(76,228)(2)	(132,112)
Interest income	6,668		6,668
Equity in income of unconsolidated joint ventures	15,923		15,923
Premium on redemption of senior notes	(4,447)	4,447(3)	—
Other, net	(3,780)	(3,555)(4)	(7,335)
Income (loss) from continuing operations before income taxes	56,947	(73,540)	(16,593)
Income tax (provision) benefit	(18,237)	25,740(5)	7,503
Income (loss) from continuing operations	38,710	(47,800)	(9,090)
Income from discontinued operations, net of income taxes	3,439		3,439
Net income (loss)	$ 42,149	$ (47,800)	$ (5,651)

Sequa Corporation and Subsidiaries
Pro Forma Unaudited Consolidated Statement of Operations
For the Twelve Months Ended September 30, 2007

	Historical	Pro Forma Adjustments (In thousands)	Pro Forma
Sales	$ 2,207,389	—	$ 2,207,389
Costs and expenses			
Cost of sales	1,817,833	—	1,817,833
Selling, general and administrative	256,764	(4,138)(1)	252,626
	2,074,597	(4,138)	2,070,459
Operating income	132,792	4,138	136,930
Other income (expense)			
Interest expense	(66,995)	(109,154)(2)	(176,149)
Interest income	3,849	—	3,849
Equity in income of unconsolidated joint ventures	19,896	—	19,896
Premium on redemption of senior notes	104	(104)(3)	—
Other, net	1,259	(5,662)(4)	(4,403)
Income (loss) from continuing operations before income taxes	90,905	(110,782)	(19,877)
Income tax (provision) benefit	(23,190)	38,774(5)	15,584
Net income (loss)	$ 67,715	$ (72,008)	$ (4,293)

Notes to Unaudited Pro Forma Consolidated Statements of Operations
(in thousands, except per share amounts)

(1) Reflects the elimination of the amortization of prior service costs and recognized net losses related to our defined benefit plans of $5.6 million, $1.5 million, $3.3 million and $3.8 million for the year ended December 31, 2006, the nine months ended September 30, 2007 and 2006, respectively and the twelve month period ended September 30, 2007; the recording of a management fee that is contractually due to our Sponsor of $2.0 million on an annual basis ($1.5 million for each of the nine month periods); and the elimination of $2.3 million in Transaction-related expenses for the nine months ended September 30, 2007 and the twelve month period ended September 30, 2007

(2) Reflects the elimination of interest expense incurred related to our existing debt instruments, which will be repaid upon close of the Transaction of $72.8 million for the year ended December 31, 2006, $50.0 million and $55.9 million for the nine months ended September 30, 2007 and 2006, respectively and $67.0 million for the twelve month period ended September 30, 2007; offset by the recording of interest expense related to borrowings under the term loan portion of our new senior secured credit facilities and the notes. Interest expense under the term loan portion of our new senior secured credit facilities and the notes is $176.1 million for the year ended December 31, 2006 and the twelve month period ended September 30, 2007 and $132.1 million for each of the nine months ended September 30, 2007 and 2006 calculated using a weighted average interest rate of 9.27%. Each 0.125% change in the assumed weighted average interest rate would result in a change in annual interest expense of $2.4 million, based on a principal amount of $1,900.0 million.

(3) Reflects the elimination of premiums incurred on the early redemption of the 2008 notes which totaled $4.3 million for the year ended December 31, 2006, $4.4 million for the nine months ended September 30, 2006 and $0.1 million for the twelve month period ended September 30, 2007.

(4) Reflects the elimination of amortization of deferred financing costs related to our existing debt instruments which will be repaid upon close of the Transaction of $3.4 million, $2.2 million $2.8 million, and $2.8 million for the year ended December 31, 2006, the nine months ended September 30, 2007 and 2006, and the twelve month period ended September 30, 2007 respectively; offset by the recording of amortization of deferred financing charges related to the issuance of the notes and the term loan portion of our new senior secured credit facilities of $8.5 million for the year ended December 31, 2006 and the twelve month period ended September 30, 2007 and $6.4 million for each of the nine months ended September 30, 2007 and 2006. Deferred financing charges will be amortized using the effective interest method over the term of the new facilities

(5) Reflects the estimated tax effects of the pro forma adjustments at the U.S. statutory rate of 35%.

The Transactions

On July 8, 2007, Sequa entered into the Merger Agreement with Blue Jay and Merger Co pursuant to which Blue Jay will acquire Sequa for approximately $2.9 billion.

We expect that the following transactions will occur in connection with the Acquisition:

- Carlyle and certain members of management will capitalize Blue Jay with an aggregate equity contribution of $967.6 million;

- we will enter into our new senior secured credit facilities consisting of (1) a senior secured term loan facility of $1,200.0 million and (2) a senior secured revolving credit facility of $150.0 million;

- we will receive $700.0 million in gross proceeds from the notes;

- Merger Co will merge with and into Sequa, with Sequa remaining as the surviving entity and a wholly owned subsidiary of Blue Jay;

- at the effective time of the Merger, each share of our Class A and Class B common stock outstanding immediately prior to the effective time of the Merger (other than (1) shares held by Sequa, Blue Jay or Merger Co or any of their wholly owned subsidiaries, (2) shares held by stockholders who have properly exercised appraisal rights or (3) as otherwise agreed by Blue Jay and the holder of the Class A or Class B common stock) will automatically be cancelled and converted into the right to receive $175.00 per share in cash;

- immediately prior to the effective time of the Merger, each outstanding option (except as otherwise agreed by Blue Jay and the holder of the option) to purchase shares of our Class A or Class B common stock, whether or not then exercisable or vested, will be converted into a right to receive a cash amount equal to the excess, if any, of $175.00 over the per-share exercise price of such option;

- we will repay certain indebtedness of Sequa, including: (1) $498.0 million aggregate principal amount of its 2009 notes; (2) $199.1 million aggregate principal amount of its 2008 notes; and (3) all amounts outstanding under its existing senior credit facilities and

- we will pay approximately $103.0 million of fees and expenses related to the foregoing.

Conditions to Closing

We and Blue Jay will not complete the Acquisition unless a number of conditions are satisfied or waived. These conditions include:

- the adoption of the Merger Agreement by our stockholders;

- no injunction, order, decree or ruling of a governmental authority of competent jurisdiction preventing or prohibiting the consummation of the Acquisition or making the consummation of the Acquisition illegal;

- any approval of any governmental authority or waiting periods under applicable law having been obtained or having expired (without the imposition of any material condition);

- our representations and warranties under the Merger Agreement being true and correct at the closing date of the Acquisition (ignoring materiality and material adverse effect qualifiers therein), with only such exceptions as, individually or in the aggregate, have not had or would not reasonably be expected to have a material adverse effect on us (except that our representations and warranties as to corporate authority and capitalization must be true and correct in all material respects);

• Blue Jay's representations and warranties under the Merger Agreement being true and correct at the closing date of the Acquisition (ignoring materiality and material adverse effect qualifiers therein), with only such exceptions as would not prevent the consummation of the Acquisition or prevent Blue Jay or Merger Co from performing its obligations under the Merger Agreement;

• each party having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the Acquisition; and

• the absence of any material adverse effect on us since July 8, 2007.

The Merger Agreement may be terminated by the parties for various reasons, including if the Acquisition is not consummated on or prior to December 31, 2007.

The Merger Agreement contains customary representations, warranties and covenants. The representations and warranties will not survive the closing of the Acquisition. Until the actual closing date of the Acquisition, Sequa has agreed to operate its business in the ordinary course and not take certain enumerated significant corporate actions as more fully described in the Merger Agreement.

Indemnification

The representations and warranties contained in the Merger Agreement will not survive the closing of the Acquisition.

The Sponsor has agreed to indemnify each present and former director or officer of Sequa for actions, omissions or events occurring through the effective time of the Acquisition. The indemnification period shall last for six years from the effective time of the Acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations covers periods prior to the Transactions. Accordingly, the discussion and analysis of historical periods do not reflect the significant impact that the Transactions will have on us, including increased levels of indebtedness and the impact of purchase accounting. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and the historical audited and unaudited consolidated financial statements, including the related notes, appearing elsewhere in this Current Report on Form 8-K. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31.

Overview

We are a diversified aerospace and industrial company that produces a broad range of products through six distinct operating segments, which are described below.

- *Aerospace.* Our Aerospace segment consists of Chromalloy, which derives revenues from the sale of PMA components and MRO services to domestic and international airlines, the U.S. and foreign militaries and industrial gas turbine and other aero-derivative engine operators. Because Chromalloy's revenues are typically earned under long term contracts and, because the timing and nature of its PMA component sales and MRO services are largely non-discretionary and based on predetermined OEM and regulatory requirements, Chromalloy affords us a recurring revenue base with strong visibility.

- *Metal Coating.* Our Metal Coating segment consists of Precoat, which derives revenues from the sale of advanced protective and decorative coatings for continuous steel and aluminum coil to several end markets.

- *Specialty Chemicals.* Our Specialty Chemicals segment consists of Warwick, which derives revenues from sales of TAED, a bleach activator used primarily in laundry detergents, and from the distribution of specialty chemicals.

- *Automotive.* Our Automotive segment is comprised of Casco and ARC. Revenues in this segment are derived from Casco's sales of automotive cigarette lighters and power outlets to auto manufacturers and ARC's sales of inflators for use in driver, passenger, side impact and curtain airbag modules to auto manufacturers.

- *Industrial Machinery.* Our Industrial Machinery segment consists of MEGTEC, which derives revenues from the sale of air flotation dryers, emission control systems, and other auxiliary equipment used primarily in the printing business.

- *Other Products.* Our Other Products segment principally includes After Six, which derives revenue from sales and rentals of men's formalwear.

Our costs and expenses across all of our segments are principally comprised of materials, labor and benefits, utilities, rent and depreciation.

We maintain a leading position in each of our operating segments, which we believe is due to our strong technological capabilities, significant historical capital investment and our long-term customer relationships. We are focused on improving our operations across our segments by lowering costs, improving our product quality and operating efficiency as well as increasing segment cash flow and EBITDA generation and deleveraging our balance sheet. We intend to evaluate and opportunistically pursue dispositions of certain assets and/or business segments to allow us to focus on, and invest in, our business strategies and/or repay borrowings under our new senior secured credit facilities. We may also engage in strategic acquisitions or joint venture as opportunities arise that benefit our existing operations by enhancing economies of scale and our technological strengths and add new customers, strategic relationships, services or product lines. Any such dispositions or acquisitions could be material and could materially affect our operations, financial results and position.

Effect of the Acquisition

As a result of the Acquisition and the application of purchase accounting, our assets and liabilities will be adjusted to their fair market values as of the closing date. These adjusted valuations will result in the recognition at closing of expenses that we would otherwise expect to record in post-closing periods. Specifically, we anticipate an increase in our cost of sales due to the increased carrying value of our fixed assets and inventory and the amortization of our intangible assets. Additionally, the excess of the total purchase price over the fair value of our assets and liabilities at closing will be allocated to goodwill. A preliminary assessment of the fair value of our assets indicates that the value at which we carry our intangible assets and goodwill will increase significantly. These intangible assets will be subject to annual impairment testing.

The purchase price allocation is subject to changes in:

- • The number of shares outstanding;

- • The fair value of working capital and other assets and liabilities on the effective date;

- • Completion of an appraisal of assets acquired and liabilities assumed;

- • Identification of intangible assets; and

- • Actual transaction fees incurred.

The final purchase price allocation will be adjusted based on the completion of an appraisal of assets acquired and liabilities assumed and may differ materially from the estimated allocation. Amounts allocated to intangible assets will be subject to amortization over the useful life of the asset.

Additionally, we will incur significant indebtedness in connection with the consummation of the Acquisition, and our total indebtedness and related interest expenses will be significantly higher than prior to the Acquisition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2007

Sequa Corporation

By: <u>/s/ Kenneth J. Binder</u>
Kenneth J. Binder
Executive Vice President, Finance
(Chief Financial Officer)